Exhibit 99.1

SUZANO S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

MATERIAL FACT

São Paulo, May 4, 2022 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), under the provisions of article 33, item XXXV, of CVM Resolution No. 80, of March 29, 2022, and in compliance with the best practices in corporate governance, informs its shareholders and the market in general that its Board of Directors approved on the date hereof a stock buyback program (“Buyback Program”) of the Company, in accordance with the following terms and conditions:

●	the purpose of the Buyback Program is to maximize the generation of value for shareholders, as it allows the Company to efficiently allocate capital, considering the profitability potential of its stock, in order to provide greater future returns for its shareholders. Additionally, the buyback demonstrates to the market confidence that management has in the Company’s performance;

●	the Company may acquire, within the scope of the Buyback Program, up to 20,000,000 buyback common stocks of its own issuance (“Buyback Stocks”), within the limits set forth in the applicable regulations, without reducing the capital stock, to remain in treasury and subsequent disposal and/or cancellation;

●	based on the shareholding position on March 31, 2022, (i) the Company holds 726,823,001 common, registered, book-entry stock with no par value, issued by the Company and outstanding in the market (“Outstanding Stock”), (ii) the Company already holds treasury of 11,911,569 stock, representing approximately 1.6% of the Outstanding Stock, and (iii) the Buyback Stock represent approximately 2.8% of the Outstanding Stock;

●	the total number of treasury stock of the Company may not exceed the maximum limit of 10% of the outstanding stock in the market, under article 8 of CVM Resolution No. 77, of March 29, 2022 (“RCVM 77”);

●	in the event of acquisitions being carried out within the scope of the Buyback Program, there will be no changes in the composition of the Company’s controlling interest or management structure;

●	the Company does not intend to use derivative instruments within the scope of the Buyback Program;

●	the maximum period for carrying out purchases under the Buyback Program is 18 months from the date of approval of the Buyback Program by the Board of Directors (i.e., May 4, 2022), so referred period will expire after November 4, 2023 (inclusive);

●	the acquisitions of the Buyback Stock will be carried out at B3 S.A. – Brasil, Bolsa, Balcão, at market prices, at the Company’s convenience, in view of the quoted amount of its stock and the Company’s cash or cash equivalents, noting that will be used for such acquisitions (i) the balances of the available profit and capital reserves, excluding the balances of the reserves indicated in item I of paragraph 1 of article 8 of RCVM 77, and (ii) the realized income for the current year, segregated the allocations to the creation of the reserves specified in article 8, paragraph 1, of RCVM 77, as determined in the last approved balance sheet of the Company;

●	purchases of Buyback Stock will be brokered by the following brokerage firms: (i) XP Investimentos CCTVM, Av. Chedid Jafet, 75 - Torre Sul in the City and State of São Paulo, ZIP Code:

04551-060; (ii) Morgan Stanley CTVM S.A., Avenida Brigadeiro Faria Lima, 3600 - 6th floor, in the City and State of São Paulo, ZIP Code 04538-132; (iii) BTG Pactual Corretora de Títulos e valores Mobiliários S.A., Avenida Brigadeiro Faria Lima, 3477 - 14th floor (Part), in the City and State of São Paulo, ZIP Code: 04538-133; (iv) J. P. Morgan CCVM S.A., with head office at Av. Brigadeiro Faria Lima 3.729, 13th floor (Part), in the City and State of São Paulo, ZIP Code: 04538-905; (v) ITAU CV S.A, with head office at Av. Brigadeiro Faria Lima 3.400, 10th floor, in the City and State of São Paulo, ZIP Code: 04538-132; (vi) BRADESCO S.A. CTVM, with head office at Av. Paulista 1450, 7th floor, in the City and State of São Paulo, ZIP Code: 01310-100;

●	in the opinion of the Company’s Board of Directors, Suzano’s financial situation is compatible with the acquisition of stock within the scope of the Buyback Program, with no impact (i) on the fulfillment of the obligations assumed by the Company with creditors and (ii) in the payment of mandatory, fixed or minimum dividends, due to the Company’s liquidity and cash generation situation.

Finally, the Company reiterates its commitment to keep shareholders and the market in general informed about the progress of this subject matter and any other of interest to the market.

São Paulo, May 4, 2022.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer